U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


OmniComm Systems, Inc.


          Delaware                         11-3349762___
(State or Other Jurisdiction of         (I.R.S. Employer
incorporation of oragnization)          Identification No.)


3250 Mary Street, Ste. 307, Miami, FL.33133
(Address of principal executive offices)    (Zip Code)

Issuer's telephone number: 305-448-4700


Securities to be registered under Section 12(b) of the Act:

Title of each class           Name of each exchange on which
to be registered                   each class is to be
registered
     None                               None


   Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value

PART I

Item 1.   BUSINESS

Forward-Looking Statements

     Statements contained in this Form 10-SB that are not historical fact are "forward looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimate", "project", "believe", "expect", "may", "will", "should", "intends", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as statements relating to timing, costs and of the acquisition of, or investments in, existing business, the revenue profitability levels of such businesses, and other matters contained in this Form 10-SB regarding matters that are not historical facts, are only predictions. No assurance can be given that plans for the future will be consummated or that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these plans and projections and other forward-looking statements are based upon a variety of assumptions, which we consider reasonable, but which nevertheless may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize, and unanticipated events and circumstances may occur subsequent to the date of this Form 10-SB. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these plans will be consummated or that estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

Y2K COMPLIANCE

Year 2000 Program

Introduction

     The "Year 2000 Problem" arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. The problems created by using abbreviated dates appear in hardware (such as microchips), operating systems and other software programs. The Company's Year 2000 ("Y2K") compliance project is intended to determine the readiness of the Company's business for the Year 2000. The Company defines Y2K "compliance" to mean that the computer code will process all defined future dates properly and give accurate results.

Description of Areas of Impact and Risk

     The Company has identified four areas where the Y2K problem creates risk to the Company. These areas are: a) internal Information Technology ("IT") systems; b) non-IT systems with embedded chip technology; c) system capabilities of third party businesses with relationships with the Company, including product suppliers, customers, service providers (such as telephone, power, logistics, financial services) and other businesses whose failure to be Y2K compliant could have a material adverse effect on the Company's business, financial condition or results of operations; and d) product liability claims arising out of the non-performance of computer products distributed by the Company.

Plan to Address Year 2000 Compliance

     The Company has formed a Year 2000 Compliance Project Team and began developing an overall plan to address Y2K readiness issues. This plan includes five phases as follows: Phase I is to create an inventory of the Company's IT systems, non-IT systems and service providers (each of these being referred to as "business components") that need to be analyzed for Y2K compliance. During Phase I a priority is established so that the Company will first address the most important business components to determine Y2K readiness. Phase II analyzes the identified business components to determine which of the business components in the inventory require additional effort to be Y2K compliant. Phase III is the repair, modification or replacement of business components which the analysis determines are not Y2K compliant ("remediation"). Phase IV consists of various types of testing to confirm that the remediation process has resulted in the business components being Y2K compliant. Phase V is the development of contingency plans to address potential risks that the Y2K compliance project may not fully address.

State of Readiness

     IT Systems - The initial Phase I inventory and prioritization process for the Company's U.S. based IT systems has been completed. The Company's current focus in this area is on testing and remediation, inventory refinement, and test plan refinement. Approximately 92% of all identified IT system business components have been deemed to be Y2K compliant as of March 31, 1999 with analysis of the remaining 8% continuing. Testing will continue through July 1999 when all compliance testing is anticipated to be completed. Even though the original design of the Company's network and accounting software system (the Company's system performing the primary business functions of sales order entry, billing, purchasing, distribution and inventory control) considered the Y2K problem and is currently deemed compliant, the test plan includes detailed testing of this business critical system. Desktop hardware and software systems testing and remediation is anticipated to be completed in June 1999.

     Non-IT systems - Non-IT systems consist of any device which is able to store and report date-related information, such as access control systems, elevators, security systems and other items containing a microprocessor or internal clock. The phased plan approach utilized by the Company for analysis of the IT systems is also being used for non-IT systems. Phase I inventory and prioritization has been completed for non-IT systems. Phase II analysis will be performed on systems material to the Company's operations with the assistance of the Company's vendors. The Company currently plans to complete the Y2K compliance program for all material non-IT systems by the end of June 1999.

     Material Third Parties - The Company has created an inventory of what it believes to be all material third parties with whom the Company has a business relationship in the U.S. Requests for binding Y2K compliance letters were sent to these third parties beginning in March 1999. The Company is currently reviewing the responses to these requests to determine the Y2K readiness of these third parties. For those critical third party suppliers, service providers and customers that fail to respond to the Company's survey, the Company intends to pursue alternative means of obtaining Y2K readiness information, such as review of publicly available information published by such third parties. The Company plans to continue to review its third party relationships throughout the Y2K compliance program to ensure all material third party relationships are addressed.

     Product Liability - The Company does not make any representations or warranties that the products it distributes are or will be Y2K ready or compliant. In certain countries where the Company or its subsidiaries distribute products, the Company may have an obligation to accept returns of products which fail because the product is not Y2K ready. In most cases, these returns may be passed on to the manufacturer. In those countries where product return obligations may exist, the Company plans to carefully review manufacturer representations regarding products that are sold in material volumes by the Company or its subsidiaries.

Contingency Planning and Risks

     Upon completion of Phase I (inventory of components) and Phase II (analysis of Y2K readiness) the Y2K compliance project team will commence development of a contingency plan to address risks arising from Y2K. While the Company believes that its approach to Y2K readiness is sound, it is possible that some business components are not identified in the inventory, or that the scanning or testing process does not result in analysis and remediation of all source code. The Company will assume a third party is not Y2K ready if no response or an inadequate response is received. The Company's contingency plan will address alternative providers and processes to deal with business interruptions that may be caused by internal system or third party providers failure to be Y2K ready to the extent it is possible.

     The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially and adversely affect the Company's results of operations, liquidity and financial condition. In addition, the Company's operating results could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Y2K ready despite the Company's disclaimer of product warranties and the limitation of liability contained in its sales terms and conditions.

     The expenditures related to the Year 2000 compliance program are approximately $7,500.

 Business Development

     Coral Development Corp. ("Coral") was incorporated under the laws of the State of Delaware on November 16, 1996 as a wholly owned subsidiary of Modern Technology Corp. ("MTC") a Delaware corporation who received 403,000 shares of common stock of Coral in exchange for $30,000.

     In June of 1997, Coral registered 403,000 shares of common stock to be distributed to the shareholders of MTC as a shared dividend. The registration and issuance of the shares was subject to the provisions of Rule 419 ("Rule 419") of Regulation C of the Rules and Regulations of the Securities Act of 1933, as amended.

     Rule 419 sets forth the requirements that apply to every registration statement filed under the Act relating to an offering by a "blank check company". A "blank check company" is a company that is a development stage company that has no specific plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. At the time of filing the registration statement, Coral was a "blank check company". The main requirements of Rule 419 are: escrowing the securities that are subject to the registration statement prior to issuance of the securities and consummating a transaction within 18 months of filing the registration statement.

     Coral and OmniComm Systems, Inc. (the "Company") entered into an Agreement and Plan of Merger on July 22, 1998. The terms of the agreement provided that all of the issued and outstanding shares of OmniComm Systems, Inc. would be exchanged for 940,000 shares of common stock of Coral. The officers and directors of Coral would resign and the name of Coral would be changed to OmniComm Systems, Inc. Further, as part of the plan of merger, the five OmniComm shareholders will receive options representing an additional 2,687,000 shares of common stock of the Company. The options will vest in the event the Company generates $4,000,000 in gross revenue on a cumulative basis. The issuance of the shares subject to the options will cause substantial dilution to the existing shareholders.

     Coral had until December 5, 1998 (18 months from the filing date of the Form SB-2 - June 5, 1997) to finalize a transaction. Prior to entering into the Agreement and Plan of Merger, the Company acquired Education Navigator, Inc. on June 26, 1998. The closeness in time of these two transactions presented a logistical problem in completing due diligence and providing audited financial statements for OmniComm Systems, Inc. and especially Education Navigator, Inc. which did not have audited financial statements. To further complicate the matter, the financial statements when completed needed to be presented in such a way so as to show pro-forma information as if the mergers had occurred a year earlier. Coral received a comment letter from the Securities Exchange Commission concerning the Post-Effective amendment to the SB-2. It was clear from the comments that Coral and the Company would not make the deadline on December 5, 1998 so the SB-2 was withdrawn. Coral and the Company understood that if the SB-2 did not go effective by December 5, 1998, they would have to re-file the registration statement since it was very unlikely that an extension would be given. The shares that had been held in escrow pursuant to Rule 419 were returned to MTC.

     Since the parties were specifically identified for purposes of an acquisition it was felt that the proscriptions of Rule 419 would not apply and the safeguards for issuance of the shares such as the escrow requirements would not have to be adhered to which would shorten the time period for completing the transactions. In addition, the Division of Corporate Finance had issued Staff Legal Bulletin No. 4, which gave specific guidance to the parties for the type of transaction that was contemplated.

     The Company and Coral continued with their plans to finalize the merger and to become a reporting company. The parties executed an Amended Agreement and Plan of Merger to include MTC, the parent of Coral, as a party for the sole purpose of issuing the shares in accordance with the Agreement and Plan of Merger. A Form 10-SB was filed on December 22, 1998 to register the common shares of Coral, pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     The Company and Coral finalized the merger on February 17, 1999. None of the shares have been distributed to the MTC shareholders.

BUSINESS OF ISSUER

     OmniComm Systems, Inc. is developing and marketing TrialMaster(TM) a data base application to collect, validate and compile clinical trial data over the Internet. TrialMaster(TM) is an integrated solution for participants in the clinical trial process such as pharmaceutical and medical device companies, and clinical research organizations (CRO) to implement a system that utilizes the principal strengths of the Internet to conduct clinical trials:


     Less Expensive
     Faster
     More Efficient
     Real-Time Access

     TrialMaster(TM) automates the entire process of data collection and validation; effectively reducing development and testing time for medical drug and device research projects. See TrialMaster(TM) Overview.

     The Company plans to distribute and maintain the TrialMaster(TM) system directly. The Company plans on implementing a sales and marketing staff within the next 12 months. The Company has expended approximately $100,000 on continued refinements of the system since acquiring the system when Education Navigator was acquired.

     In addition to the development and marketing of its TrialMaster(TM) application, OmniComm is a systems integrator: a provider of services and products designed to build, manage and enhance computer network infrastructures, local and wide area, for businesses.

     The Company made a strategic decision during the beginning of January 1999 to focus substantially all of its resources, both financial and personnel, on the development and marketing of its TrialMaster(TM) system. The Company had begun the development of the application during the fourth calendar quarter of 1998.

     The Company, however, will continue with its systems integration business and its current projects with its current client base including Office Depot, Republic Industries, and Commercial Services International and other private companies.


TRIALMASTER(TM)

Overview

     In order for a drug or device to be marketed in the United
States, Europe or Japan, the drug or medical device must undergo extensive testing and regulatory review in order to determine that the drug or device is safe and effective.

     To support an application for regulatory approval, clinical data must be collected. Clinical data is collected from the Clinical Report Forms (CRF) that are submitted to and filled out by an investigator, typically a doctor or research assistant who is participating in the clinical trial. These CRFs can be 5 to 100 pages and document a series of visits by patients over a period of time. See Clinical Trial Overview.

     Once information is collected from the patient/study subject by the investigators and the relevant portion of the CRF is filled out, it is then submitted to either the sponsor of the study, such as a pharmaceutical company, or the clinical research organization
(CRO), an entity that has contracted with the sponsor to conduct the clinical trial. The data is then inputted manually into a data base. Typically, double data entry is used in order to resolve errors.

     TrialMaster(TM) allows participants in the clinical trial process such as a sponsor or CRO to perform the foregoing data collection and handling via a direct, secure Internet connection.

Description

     OmniComm provides a fully integrated solution for the collection of clinical data utilizing its TrialMaster(TM) application. OmniComm works closely with a sponsor such as a drug company, CRO to develop a CRF that is Internet enabled. During this process, the protocol of the trial in the form of validation parameters are incorporated into the CRF. The development of the Internet based
CRF and the incorporation of the validation criteria are done internally and, when necessary, outside software programming assistance is utilized.

     After the CRFs are Internet enabled and the validation criteria encoded, the CRFs are distributed via the Internet from the Company's server to the sites where the clinical trials are to take place. In addition to installing the application, OmniComm can provide the necessary infrastructure components including network consulting and implementation, hardware procurement, hosting, and maintenance.

     TrialMaster(TM) is an open system that is fully integratable with existing legacy data systems such as Oracle(R) and Microsoft SQL(R). The application utilizes standard browsers such as Internet
Explorer 4.0(R) and Netscape(R).

     The cost for implementing the application is based on a per page/per patient fee which will increase or decrease depending on the size of the trial in terms of patients/subjects and the length of time to conduct the trial. As an example, a 400 patient trial using a 5 page CRF would approximately $100,000. The cost per page, in this case, would be $50.00 per page. The cost per page would decrease as the number of patients or pages increase.

     TrialMaster(TM) allows clinical data to be entered directly from a source document such as a patient record or doctor's notes via a computer. The clinical data is transmitted via the Internet to a secure server where the data is validated and stored. The following flow chart shows how the system works.



     TrialMaster(TM) significantly impacts the clinical trial process in the following three areas: Data Collection, Validation and Edit Queries, and Monitoring.

Data Collection Comparison

Clinical data is collected from the Clinical Report Forms (CRF) that are submitted to and filled out by an investigator - doctor/research assistant - who is participating in the clinical trial. These forms can be 5 to 100 pages per patient and encompass a series of visits by patients over a period of time. For example, the cost for data handling and collection in an ongoing 12,000 patient European clinical trial with a 70-page clinical report form
(CRF) is $1,000 per patient.

     Current System                     TrialMaster(TM) System

The cost to process data is        The cost to process data is
approximately $15.00 to $25.00     approximately 5-10 times
per page per patient.              less per page per patient.

The time to process the data can   The time to process the data
take anywhere from 1 - 4 weeks     is approximately 1 minute.

Validation and Edit Query Comparison

Upon submission, data is reviewed to see whether the collected data is within certain parameters of the clinical trial, primary validation. If data is outside of the clinical trial parameters or there are typographical errors or similar data problems the data collection process will generate an edit query. This edit query must be submitted to the investigator for resolution and resubmitted for data processing.

     Current System                     TrialMaster(TM) System

The cost to process an edit        The number of edit queries
query is approximately $80-$100    is significantly reduced or
per query.  For a large trial      even eliminated because the
it would not be uncommon to        system does the validation
generate 500-1000 edit queries     when the data is inputted.
a week.

The time to process the data can   The time to process the data
take anywhere from 3 - 5 weeks.    is approximately 1 minute.







Monitoring

Monitors are an integral and necessary part of the clinical trial process. These individuals travel to the clinical sites to ensure that the investigators are complying with good clinical practice (GCP) standards. Essentially, their role is to make sure clinical data is being collected and submitted in a safe, timely and accurate manner. Monitoring and its associated costs such as travel can make up one quarter of the total costs of a clinical trial.
Current System

The cost for a monitoring
  visit can vary between
  $1,000 to $3,000 per visit
  per site. A trial can have
  as many as 3-7 visits.

The time for each visit is
  usually 1 to 2 days.
                                TrialMaster(TM) System

                              The number of visits can be
                                 reduced because the status
                                 of sites can be monitored
                                 remotely and in real time.

                              The time for a visit can be
                                 reduced 25% to 30%.

CLINICAL TRIAL INDUSTRY OVERVIEW
     Worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached an estimated
$40 billion in 1997. Further, research and development expenditures in 1997 for the top 50 pharmaceutical companies in the world increased approximately 11% from the previous year(1). Clinical Trial costs represent approximately $7 billion. Drug testing can cost
$150 million or more for a single medication(2).

     The Company believes that certain industry and regulatory trends have led pharmaceutical, biotechnology, cosmetic and device companies to increase research and development for proprietary new drugs, cosmetic and medical devices. These trends have required companies to conduct increasingly complex clinical trials, and develop multinational clinical trial capability, while seeking to control internal fixed costs. The trends driving the industry's growth can be summarized as follows:

Drug Development Pressures.
Globalization of Clinical Development and Regulatory Strategy.
Increasingly Complex and Stringent Regulation; Need for
  Technological Capabilities.
Competitive Pressures.
Growth of Biotechnology and Genomics Industries.

     These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly. It has been estimated that for each day a given product remains in clinical trials a company loses approximately $1,000,000 in revenue per day(3).

CLINICAL TRIAL OVERVIEW

     The regulatory review process is time consuming and expensive. A new drug application (NDA) can take up to 2 years before it is approved. This is in addition to 3 to 5 years of studies required to provide the data to support the NDA. The following is an overview of the process that is generally undertaken to bring a drug or device to market:

Preclinical Research (1 to 3.5 years). In vitro ("test tube") and animal studies to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file an IND (Investigational New Drug Application), upon which the FDA may grant permission to begin human trials.

   Clinical Trials  (3.5 to 6 years)

(1)The data is extracted from the 1998 Center Watch Industry Directory
(2)"Drug Marketing Drives Many Clinical Trials", Wall Street Journal, 11/16/98
(3)Inter@ctive Week Online, October 13, 1998, "Net Lends a Hand in Cancer Fight"

Phase I (6 months to 1 year). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

Phase II (1 to 2 years). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics) can be placebo-controlled trials, in which the new drug is compared with a "sugar pill," or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

Treatment Investigational New Drug ("TIND") (may span late Phase
  II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

New Drug Application ("NDA") Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the NDA, which today comprises, on average, roughly 100,000 pages.

FDA Review & Approval (1 to 1.5 years). Careful scrutiny of data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or
  "indication") under study.

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the manufacturer to collect and periodically report to FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance

     To alleviate the enormous amount of paperwork that is generated and submitted for purposes of receiving approval, the United States Food and Drug Administration ("FDA") promulgated regulations on March 20, 1997 concerning the electronic submission of data to the FDA: 21 CFR Part 11 "Electronic Records; Electronic Signatures; Final Rule". Essentially, this regulation provided for the voluntary submission of parts or all of regulatory records in electronic format without an accompanying paper copy. More recently, the FDA promulgated "Providing Regulatory Submissions in Electronic Format-General Considerations".

EMPLOYEES

     The Company and its wholly owned subsidiary, OmniCommerce
Systems, Inc., currently have nine (9) full time employees.

SALES AND MARKETING

     The Company has made a strategic decision to focus all of its resources both financial and personnel on developing, marketing and selling its TrialMaster(TM) application. The Company is focusing its marketing efforts on three (3) core groups: clinical and academic research organizations; pharmaceutical companies; and, device manufactures.

     The Company has retained the services of Mr. Lawrence Kronick as its consulting applications manager to assist the Company in defining and formulating a strategic marketing plan. Mr. Kronick has 15 years experience in the sales and marketing of products and services within the medical community throughout the United States, Europe, and Asia. Mr. Kronick is paid a monthly retainer of $3,500 per month, has an option to purchase 60,000 shares of common stock vesting over 3 years, and receives a 10% commission based on sales of the application.

     OmniComm is taking a very focused approach to marketing
TrialMaster(TM). To date the Company has focused primarily its marketing on the interventional cardiology market. This is a significant market dominated by companies such as Guidant, Johnson & Johnson, Medtronic, Eli Lily, and others. Since becoming involved in this market, however, there are a few factors that lend themselves to the use of TrialMaster(TM):

A very competitive market with relatively short product cycles providing for a need to get products to market quickly.
A number of products within a specific segment such as stents that have an incremental difference which need clinical trials to show clinical and functional superiority.
A tight group of opinion leaders within the market segment.

     The clinical trial industry requires an approach grounded on establishing relationships with opinion leaders and decision-makers. The Company is in the early stages of establishing these relationships. OmniComm is planning on attending various meetings including the European Society of Cardiology meeting in Barcelona in August 1999, and the American Heart Association in October 1999.


     To date, the Company has not received any revenues from the sale of the TrialMaster(TM) application.


COMPETITION

TrialMaster(TM) - Data Collection

     There are other entities that compete with the Company's Internet based data collection system, TrialMaster(TM). Principally, the competitors include Phase Forward Incorporated (www.phaseforward.com), CB Technologies (www.MetaTrial.com), and a British based company, RDE Ltd. Most of these competitors have significantly greater financial, technical and marketing resources, or name recognition than that of the Company.

Systems Integration

     The market for the type of system integration services the Company provides includes a large number of competitors and is subject to rapid change. Primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, application software firms, service groups of computer equipment companies, systems integration companies, and general management consulting firms and programming companies.
Most of the competitors have significantly greater financial, technical and marketing resources and name recognition that the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition will impose additional financial and pricing pressures on the Company.

     The Company believes that the most significant competitive factors it faces is a lack of operating history and an attendant perception of a lack of experience in competing in such a changing and competitive environment. The Company believes, however, that its technical expertise, the knowledge and experience of its principals of the industry, quality of service and responsiveness to client needs and speed in delivering solutions will allow it to compete favorably within this environment.

MEDICAL ADVISORY BOARD

     Given the Company's basic approach in developing and marketing the TrialMaster(TM) application as if it were a medical device, the Company decided to form a Medical Advisory Board. The purpose of the Board is to advise and consult the Company on the development, implementation, and marketing of the TrialMaster(TM) application. The Board is to be composed of 3-5 individuals who have the background and expertise to provide meaningful insight into the process of developing, implementing, and marketing TrialMaster(TM) to the medical drug and device industry. The Board members are paid a retainer of $1,000 per month and given an option to purchase 50,000 shares of common stock of the Company at $1.00 per share over a 3-year period. Currently, there are two members on the Board:

Warren Scott Grundfest, M.D., F.A.C.S. Dr. Grundfest is currently the holder of the Dorothy and E. Phillip Lyon Chair in Laser
  Research, Director of the laser research and technology development program of Cedars-Sinai Medical Center, Los Angeles, CA.

Bruce Edward Murphy, M.D., Ph.D., F.A.C.C. Dr. Murphy is the
  Director of Medicine of the Arkansas Heart Hospital; and,
  Chairman of the Board of the Arkansas Heart Institute.

INTELLECTUAL PROPERTY RIGHTS

     The Company acquired Education Navigator, Inc., in part, for its e-commerce applications that it had created and implemented.
The Company believes that some of these applications such as TrialMaster(TM) may be subject to patent and/or copyright protection. The Company is currently investigating the viability of securing such protection. Given the uncertainties of the patenting process especially within the field of computer software and business processes, no assurance can be given that such patent protection will be secured.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     On May 18, 1999, the Company filed a provisional application for a patent on a "Distributed System and Method for Collecting and Evaluating Clinical Data". Serial No. 60/134,671.

     The Company is in the process of registering the trademarks "OMNICOMM SYSTEMS, INC.", AND "TRIALMASTER" with the U.S. Patent and Trademark Office. The Company intends to make such other state and federal filings as the Company deems necessary and appropriate to protect its intellectual property rights.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The Company

     The proposed business of Coral (n/k/a OmniComm Systems, Inc.) was to provide a mechanism to take advantage of business opportunities. Through inception, November 19, 1996, to February
17, 1999, the Company conducted no business other than organizational activities.

     On June 5, 1997, a registration statement relating to a dividend distribution of 403,000 shares of the Company's Common Stock was declared effective. The offering was made pursuant to Rule 419. The Company realized no net proceeds. The Rule 419 offering did not proceed due to time limitations.

     On July 22, 1998, Coral signed an Agreement and Plan of Reorganization with the Company and its shareholders and an Amendment thereto dated November 3, 1998("Agreement"). The essential terms of the Agreement are described above, "Other Matters", "Acquisition of Education Navigator". The Agreement was finalized on February 17, 1999. The Company has filed a copy of the Agreement with the Securities and Exchange Commission on Form 8-
K. The OmniComm shares now owned by MTC will be distributed to MTC shareholders on the basis of one OmniComm share for each fifty
(50) MTC shares.

OMNICOMM SYSTEMS, INC.

Results of Operations

     The foregoing takes into account the accounts of the Company's wholly owned subsidiary OmniCommerce. OmniCommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc.

     From the date of inception (February 28, 1997) to December 31,
1997.

     From the date of inception (February 28, 1997) through December 31, 1997, the Company was a subchapter S Corporation. During this period, the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. A significant portion, approximately seventy-five percent (75%), of the revenue generated during this period was from a single client, Commercial Services International, Inc. (CSI). The source of the revenue was primarily from hardware procurement.

For the twelve month period ending December 31, 1998.

     For the twelve-month period ending December 31, 1998 the Company had a gross profit of $466,776 on revenues of $1,689,794 and a net loss of $295,367. The net loss is primarily attributed to the acquisition of Education Navigator, Inc.

Comparison between the twelve period ending December 31, 1997 and December 31, 1998.

     For the twelve period ending December 31, 1997 the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. For a similar period ending December 31, 1998 the Company had an increase in revenues of $1,479,421. The increase in revenue for the period ending December 31, 1998 is due to a significant increase in projects initiated by the Company's clients, primarily CSI, which represents 78% of the total. During this same period, there was an attendant increase in selling, general and administrative expenses, and salaries to $425,854 from $25,889 representing an increase of $399,965. The major expense items concerning selling, general and administrative expenses were as follows: wages - $180,275; rent - $42,902; health insurance - $14,312; professional fees (accnts./legal) - $27,293; travel - $20,890; telephone - $13,531; fedex - $5,157; office
expense/supplies - $10,494; internet access/web - $7,588    In
addition to the costs associated with the acquisition of Education Navigator, Inc., the Company hired four additional full time employees, relocated its operations to 3250 Mary Street, Suite 307, Miami, Florida 33133, and rented an additional 1750 square feet for the operations of OmniCommerce Systems, Inc. located at 9400 S. Dadeland Blvd., Suite 112, Miami, Florida 33156.

Plan of Operation

     The Company currently has sufficient cash flow from its systems integration projects to fund its day to day operations. The Company has recently initiated a private placement, see below, of 5 year, 10% convertible notes to accredited investors. The proceeds from this offering should be sufficient to assist in the marketing of the TrialMaster application for the next 6 months and to make the necessary debt payments to the Education Navigator shareholders. See Recent Sales of Unregistered Securities - Private Placement.

     The Company intends to raise additional funds to develop, market and implement the TrialMaster(TM) application. The Company would expect to raise these funds through additional private placements of debt or equity securities.

Private Placement

     On June 4, 1999, the Company entered into a private placement agreement with Noesis Capital Corp. ("Noesis") whereby Noesis has undertaken to raise on a "best efforts" "all or nothing" basis, with a $500,000 minimum on or before June 30, 1999, $3,000,000 from the sale of 2,000,000 shares of 5% Series "A" Convertible Preferred capital stock at $1.50 per share. The offer and sale of the securities is made pursuant to Regulation S of the Securities Act of 1933.

LIQUIDITY

     The sole source of revenue for the Company is from its systems integration business and its current projects. The Company has not derived any revenue from its TrialMaster(TM) application.

     The Company is generating adequate amounts of cash to meet its current operational needs. With the acquisition of Education Navigator, Inc. the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc., has acquired certain Internet applications including, more specifically, the TrialMaster application. To fully take advantage of the TrialMaster(TM) application the Company anticipates having to raise additional funds to market and develop the infrastructure to support the applications. It is possible that the Company could support such marketing and infrastructure development from current cash flow. However, the Company feels that such an approach would diminish the ultimate value of the applications by not bringing them to market as quickly as possible.

OTHER MATTERS

Acquisition of Education Navigator, Inc.

     The Company decided during the beginning of 1998 to diversify its range of services to include applications and services related to the Internet. It is the Company's belief that the Internet has become the network of choice for business entities. The Company decided to search for a company to acquire that was involved in the Internet as opposed to internally developing the capability. It was felt this approach would be more expedient and efficient given the rapidly changing technology base concerning the Internet.

     The Company searched for an entity that had the technological base to develop applications or render services, primarily e-commerce, related to the Internet. The Company was not primarily concerned with the financial structure or resources of the entity; rather the Company wanted to acquire a core technology base.

     On April 6, 1998 the Company entered into a letter of intent to acquire all of the issued and outstanding shares of Education Navigator, Inc. During the next 45 days the parties negotiated the terms and conditions of the proposed merger and conducted due diligence. On June 26, 1998 the parties entered into a Merger Agreement the principal terms of which are set forth below. Education Navigator, Inc. and its shareholders, Clifton Middleton and Hugh McCallum, were represented by counsel in the transaction. There were no related parties involved in the transaction and all negotiations were conducted on an "arms length" basis.

     The payment to the shareholders of EdNav of $600,000 was structured as follows: (a) seventy five thousand dollars ($75,000) was paid on the closing (less a credit for the $5,000 deposit previously paid by Company to the EdNav shareholders); (b) five hundred twenty-five thousand dollars ($525,000) was paid at closing by the delivery of a promissory note issued by the Company which providing for payments of principal as follows: $75,000 within sixty (60) days of closing; $95,000 on or before December 31, 1998; $177,500 on the first anniversary date of the closing; $177,500 on the second anniversary date of the closing. In addition, the shareholders of EdNav were issued 441,180 shares of common stock of the Company.

     As part of the acquisition transaction, the two shareholders of Education Navigator, Inc. entered into convenants not to compete. The covenants prohibit the shareholders from engaging in activities that compete with OmniComm Systems, Inc. The Company employs one of the shareholders and the convenant has been incorporated into his employment contract. The covenants shall terminate on June 26, 2001. The Company has agreed to pay the shareholders $60,000 for entering into the convenants. The payment of $60,000 is to be paid as follows: (a) $10,000 upon execution of this Agreement, (b)$10,000 on or before December 31, 1998, (c) $10,000 on or before March 31, 1999, (e) $15,000 on or before July 1, 1999, and (e) $15,000 on or before July 1, 2000.

Factoring

     In order to flatten its cash flow requirements the Company entered into a factoring agreement with Bankest Capital Corporation on March 3, 1998. The fees and charges for the factoring arrangement are customary and reasonable. The Company does not factor all invoices, but selectively factors invoices as the need arises.

Item 3.   Description of Property

     OmniComm's principal executive offices currently are located at 3250 Mary Street, Suite 307, Miami, Florida 33133. The Company currently is on a month to month lease at this location. The Company has also entered into a five year lease for space at 9400 South Dadeland Boulevard, Suite 112, Miami, Florida 33131. The rent for this space ranges from $25,000 to $29,000. The operations of OmniCommerce will be conducted from this location. OmniComm does not expect that any additional space will be required for the foreseeable future.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth as of July 15, 1999 the number and percentage of shares beneficially owned after giving effect to the consummation of the merger and distribution of the shares of common stock of the Company, owned of record and beneficially, by each officer and director of the Company and by any other person owning more than 5% of the Company's outstanding Common Stock, and by all Officers and Directors as a group.

                    Shares of      Percentage
                    Common         After
                    Stock After    Merger             Percentage
                    Merger and          and            Prior To
Name                Distribution   Distribution(3)    Merger(4)

Randall Smith(2)         421,461        26%            0%
Peter Knezevich(2)       281,640        18%            0%
Fred Sager               153,500        10%            0%
Clifton Middleton(2)     102,461         6%            0%
Hugh McCallum            102,461         6%            0%
Arthur Seidenfeld(1)(5)  193,096        12%            48%
Anne Seidenfeld(1)  (5)   48,530         3%            12%


All directors and
officers as a group
(2)                      805,562        50.5%

(1) May be deemed to be a parent and promoter as such terms are defined under the Securities Act.
(2)  Directors and/or Officers of the Company since February 17,
     1999
(3) At the time of filing the amended Form 10-SB none of the shares have been distributed to the individuals set forth above. However, after filing and distribution there will be 1,593,000 shares outstanding which reflects the 940,000 shares to be issued to the OmniComm shareholders.
(4) All of the shares were owned by MTC prior to the acquisition.
(5) As an affiliate of MTC may be construed to own that percentage of shares held by MTC.

Item 5.   Directors, Executive Officers, Promoters and Control
Persons

          The officers and directors (giving effect to the OmniComm acquisition) are as follows:

Name                Age       Position

Peter S. Knezevich   43       Chief Executive Officer &
                              Director

Randall G. Smith     41       President, Director & Chairman

Clifton R. Middleto  51       Vice President

     Peter S. Knezevich, 43, Director, Chief Executive Officer.
Mr. Knezevich has been a Director of OmniComm Systems, Inc., since October of 1997 and shall serve as a Director until the next annual meeting. On March 31, 1999, Mr. Knezevich was appointed as Chief Executive Officer of the Company. Since inception (June 30, 1998) Mr. Knezevich has been Director and Chief Operating and Financial Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From April 1995 to September 1997, Mr. Knezevich was Vice
President and General Counsel of Imaging Diagnostic systems, Inc., a development stage, reporting and publicly traded company.

     From May 1994 to March 1995, Mr. Knezevich was in the private practice of law.

     From June 1991 to April 1994, Mr. Knezevich was an associate with the Miami, Florida law firm of Ferrell and Fertel, P.A.

     Randall G. Smith, 41, Chairman, Director and President.
Mr. Smith has been a Director of OmniComm Systems, Inc. since inception and shall serve as a Director until the next annual meeting. Since inception (June 30, 1998) Mr. Smith has been
Director and Chief Technical Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From December 1995 to May 1997, Mr. Smith was Director of
Operations for Global Communications Group, a Miami, Florida, based systems integrator.

     From November 1993 to December 1994, Mr. Smith was General
Manager and Chief Operating Officer of Genesis International, a
Charlotte, North Carolina, based regional systems integrator.

     From January 1989 to November 1993, Mr. Smith was Executive Vice President and Chief Operating Officer of CableNet, Inc., a Charlotte, North Carolina based engineering company that developed, manufactured and marketed world-wide computer interface products. Mr. Smith developed the Company's first product; the universal network adapter utilizing a proprietary dual ram-linked RISC processor architecture.

     Clifton R. Middleton, 51, Vice President and Director of Internet Development and Applications. Since inception (June 30,
1998) Mr. Middleton has been Director and President of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc. Prior to June 1998, for the past five years, he was President of Education Navigator, Inc., acquired by OmniComm.

Item 6.   Executive Compensation

     The following sets forth the compensation paid to the officers and directors during the past fiscal year ended December 31, 1998. Officers and directors of Coral received no remuneration.


                                              Long Term
Name and                Annual Compensation   Compensation
Principal                                     Securities Underlying
Position       Year      Salary  Bonus        Options/SARs

Randall Smith   1997          0
President/Dir.  1998     $29,000

Peter Knezevich 1997          0
CEO/Dir.        1998     $29,000

Clifton
 Middleton      1998     $85,000              85,000
Vice President

Item 7.   Certain Relationships and Related Transactions

     As the parent of Coral Development, MTC beneficially owns all of the issued and outstanding shares of Coral Development totaling 403,000 shares of common stock for which it paid $30,000. In addition, loans were extended to cover all legal, accounting, and other costs associated with consummating a merger. The loans were subsequently written off as expenses associated with the merger. As of March 31, 1999 the amount written off was $27,659.97.

     Arthur and Anne Seidenfeld are shareholders of MTC and will be shareholders of OmniComm Coral once the shares are distributed as a result of the spin-off: Arthur Seidenfeld will beneficially own 193,096 shares of common stock and Anne Seidenfeld, his mother, will beneficially own 48,530 shares of common stock. As a consequence of finalizing the merger, Arthur and Anne Seidenfeld are no longer officers or directors of OmniComm (f/k/a/ Coral Development Corp.).

     The Company's wholly owned subsidiary, OmniCommerce Systems, Inc., was incorporated on June 30, 1998. OmniCommerce was originally incorporated to further develop the applications developed by Education Navigator and acquired by OmniComm. The Company beneficially owns 100 shares of common stock of OmniCommerce Systems, Inc. The Company has pledged these shares as security for the obligations owed to the shareholders Education Navigator, Inc. as a result of the acquisition. OmniComm Systems, Inc. employs Clifton Middleton, one of the shareholders of Education Navigator, as its vice-president responsible for Internet applications and development. Mr. Middleton is paid $85,000 per annum and was granted an incentive stock option on June 26, 1998 to purchase 85,000 shares of common stock at $.60 per share. The option shall vest over a 3-year period as follows: 14,166, 28,334, and, 42,500.

     In addition, the Company paid rent of $22,500 during fiscal year 1997 to Mr. Lawton Jackson, vice president and general counsel of the Company. Also, as of September 30, 1998, Mr. Jackson owed the Company $3,406.

Item 8.   Description of Securities

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share and 10,000,000 million shares of Preferred Stock, $.001 par value.

     Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development and expansion of the Company's business, and that no dividends on the Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions.

     Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors, submitted to a vote of such class. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

     On June 25, 1999 the Company amended its article of incorporation pursuant to section Chapter 8, Subchapter VII,
Section 228 and 242 of the laws of the State of Delaware to authorize the issuance of preferred shares. In accordance with Chapter 8, Subchapter VII, Section 151 of the laws of the State of Delaware the Board of Directors of OmniComm Systems, Inc. shall have the authority to divide the preferred stock into as many series as it shall from time to time determine. The Board of Directors shall also determine the number of shares comprising each series of preferred stock, which number may, unless otherwise provided by the board of directors in creating such series, be increased from time to time by action of the board of directors. Each series of preferred stock shall be so designated as to distinguish such series from the shares of each other series. All series of preferred stock shall be of equal rank and have the same powers, preferences and rights, and shall be subject to the same qualifications, limitations and restrictions, without distinction between the shares of different series thereof; provided, however, that there may be variations among different series of preferred stock as to dividend rates, prices, terms, conditions of redemption, if any, liquidation rights, and terms and conditions of conversion, if any, which variations may be fixed and determined by the board of directors in their discretion.

     On July 19, 1999 the Board of Directors, pursuant to Chapter 8, Subchapter VII, Section 151 of the laws of the State of Delaware, filed a with the State of Delaware a Certificate of Designation authorizing the creation of a 5% Series A Convertible Preferred stock. The Certificate of Designation has been attached as Exhibit 4(b).

Miscellaneous Rights and Provisions

     Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking funds provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

PART II

Item 1.   Market Price of and Dividends on Registrant's Common
Equity and Other Shareholder Matters

     The Common Stock has not traded. Until this distribution Modern Technology Corp owned all shares. There is no representation made that any trading market will develop, or if developed that it will be sustained. There is no indication of any
potential trading prices.     As of July 15, 1999, assuming the
distribution, the Company will have approximately 385 shareholders of record. The Company has not paid any dividends since inception and does not anticipate paying any dividends.

     The following indicate the amounts of common equity:

(i) that are subject to outstanding options or warrants to purchase, or securities convertible into common equity of the registrant: 1,915,000

(ii) that could be sold pursuant to Rule 144 under the Securities
Act or that the registrant has agreed to register under the Securities Act for sale by security holders: None.


Item 2.   Legal Proceedings

          None

Item 3.   Changes in and Disagreements with Accountants

          Not Applicable

Item 4.   Recent Sales of Unregistered Securities

Section 4(2) Transactions

     On or about February 1997 OmniComm Systems, Inc. formerly known as The Premisys Group, Inc. was incorporated. Contemporaneous with the incorporation of OmniComm Systems, Inc. common stock was issued to the founders of Premisys totaling 1,875,000. On February 1, 1998, the Board of Directors of OmniComm Systems, Inc. authorized the issuance of 625,000 shares of common stock to Peter
S. Knezevich. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 in exchange for services rendered and to be rendered as evidenced by a written employment agreements.

     On or about December 1996, Coral Development issued 403,000 shares of common stock to MTC, the Parent corporation of Coral Development, in exchange for $30,000. The shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

     On June 26, 1998, prior to executing the merger agreement with Coral Development, the Company acquired Education Navigator, Inc. In exchange for all the issued and outstanding shares of Education Navigator, the Company issued 441,180 shares of common stock of the Company to the two shareholders of Education Navigator and issued promissory notes in the amount of $525,000. The shares and promissory notes were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933. Subsequent to the acquisition of Education Navigator, the Company executed an employment agreement with Cliff Middleton, a shareholder of Education Navigator. In addition, pursuant to
Section 422 of the Internal Revenue Code, the Company granted an incentive stock option to Cliff Middleton for 85,000 common shares at $.60 per share, vesting over 3 years beginning June 26, 1999.


     On February 17, 1999, OmniComm Systems, Inc. and Coral Development finalized the merger pursuant to the terms and conditions set forth in the Agreement and Plan of Reorganization. It is intended that all of the issued and outstanding shares of OmniComm Systems, Inc. will be exchanged for 940,000 shares of common stock of Coral Development; or, 3.129 shares of OmniComm Systems for 1 share of Coral Development. The exchange and issuance of shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

     Both of the foregoing issuances concerning the merger transactions dated June 26, 1998 (acquisition of Education Navigator), and February 17, 1999 (merger with Coral Development Corp.), relied on the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933 (the "Act"). The basis of the exemption is a transaction by an issuer that does not involve a public offering.

     Critical to the application of the exemption is the availability of information to the offeree and her sophistication. The availability of information can be provided in two ways: access to information or disclosure.

     In both transactions, the offerees were sophisticated; they have the financial and business experience to evaluate the offer. In the Education Navigator transaction the offerees were familiar with and professionals within the computer and Internet market and had experience with the risks associated with ventures involving start-up companies in the market. In the Coral/OmniComm transaction the offerees have a level of sophistication sufficient to appreciate the relative risks and benefits of being affiliated with a reporting company including the statutory obligations, both federal and state.

     In both transactions the offerees were provided with full disclosure pursuant to agreements including audited financial information and written legal opinions. Also, in both cases, counsel who had sufficient experience with transactions of the type consummated represented the offerees.

     The transaction involving Coral Development Corp. and MTC was a transaction involving a parent and a subsidiary where the parent had access to corporate information concerning the subsidiary.

Rule 506 Transaction - 10% Convertible Note

     On January 18, 1999, Northeast Securities, Inc., as placement agent, began the distribution of a Confidential Private Placement
Memorandum to accredited investors on behalf of the Company. The terms of the offering were as follows:

     Amount: $400,000 Minimum/$750,000 Maximum, All or none, Best
Efforts.

     Offering: 16 Units Minimum/30 Units Maximum. Each Unit consists of a five (5) year convertible note in the principal amount of $25,000, bearing 10% annual interest, payable semi-annually with the principal convertible into shares of common stock, $.001 par value, of the Company ("Common Stock" or "Shares") at $1.25 per Share, subject to customary anti-dilution provisions. The Convertible Notes may be called in whole or in part at a premium of 102% of par into shares at the conversion price, as may be adjusted, in the event the Company's Common Stock publicly trades on a recognized exchange, NASDAQ or OTC Bulletin Board, for a period of 20 consecutive trading days at a bid price per share of $3.50 or greater, and provided the Shares underlying the Convertible Note have been registered and may be sold without restriction by the holders thereof.

     Interest Adjustment: In the event holders demand registration of the Shares underlying the Convertible Notes and such registration statement is not effective within 90 days after the date of notice of demand by said holders, the interest rate on the Convertible Notes beginning on the next quarter following the expiration of the 90 day period, shall increase to 15%, and shall remain at 15% until said registration statement is effective, at which time the interest rate shall revert back to 10%.

     Price: $25,000 per Unit. The Company will accept subscriptions for partial Units.

     Registration Rights: Demand (so long as 50% of the aggregate amount of the total offering files notices) and Piggy-Back registration rights (subject to underwriter's cut-back).

     Use of Proceeds:    Operating and Marketing Expenses

     Conditions:

               (1) Regulation D of the Securities Act of 1933, as amended.

               (2) Suitability Standards; Accredited Investors
          Only.

               (3) Board of Directors: Northeast Securities, placement agent, shall have the right to designate one observer with the same notice and reimbursement of expenses as other directors.

               (4) Termination Date: March 31, 1999

               (5) Placement Fee: 250,000 Common Shares at a purchase price of $.001 per share at the closing of the Minimum.

               (6) The Company agrees not to issue equity securities except ISO stock options and other options or stock bonuses to employ consultants and advisors.

               (7) Northeast shall have a right of first refusal to match any bonafide equity based offering proposal.

               (8) The Company shall have no more than 4,000,000
          Shares outstanding on a fully diluted basis prior to the placement of the Convertible Notes.

     Placement Agent Fees: 10% Commission (cash); 3% NonAccountable expense allowance (cash); $7,500 advance against non-accountable due diligence expense.

     As of August 1, 1999, the Company had received gross proceeds of $862,500 as a result of the private placement. The offering was closed June 15, 1999.

     The offer and sale of the notes were made in reliance upon Rule 506, Regulation D of the Securities Act of 1933. The offerees and purchasers were accredited investors who were provided with a private placement memorandum that met the requirements of Regulation D and who executed investor questionnaires.

     The following is a list of the accredited investors who invested in the private placement:

Bert Amador
Debabrata Chakrabarty
Andrew S. & Marilyn M. Edson
Micheal Ettinger
Eva D. Glass
Claude Haussman
Charlotte Horowitz
Clifford Jacobson
Harvey Jacobson
Ronald Kassover
Harvey Manes
Abraham Masliansky
Richard B. Montanye
Modern Technology Corp.
Rachel Nevitt
Thomas & Rose Perretta
Joseph H. Popolow
Khal Racfert
Elliot & Arlene Schwartz
Elliot Schwartz
Jacob & Yosepha Solomon
Paul Sullivan
Martin Troll
Else Wolfermann
Louis & Irene Katz
Henk Kos
Cees Baas
Kleanthi Xenopoulos


Rule 701 Transactions

     Rule 701 of the Securities Act of 1933, as amended (the "Act") is an exemption from registration for offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation provided bonafide services are rendered not related to capital raising or pursuant to a written contract relating to compensation.

     The Company granted an incentive stock option in accordance with Internal Revenue Code (IRC) Code Section 422 to Clifton Middleton to purchase 85,000 shares of common stock at $.65 a share over a three (3) year period. The options were granted pursuant to Rule 701 of the Act. The options were granted pursuant the Company's 1998 Incentive Stock Option Plan and pursuant to a contract relating to compensation and in accordance with Rule 701 of the Act.

     The Company appointed Dr. Warren S. Grundfest to the Company's Medical Advisory Board. Dr. Grundfest was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company retained Mr. Lawrence Kronick to act as a consultant for the Company to assist in marketing the Company's
TrialMaster(TM) system. The options were granted pursuant to a written contract of compensation and pursuant to the Company's 1998
Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company appointed Dr. Richard Murphy to the Company's Medical Advisory Board. Dr. Murphy was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company appointed Dr. Sameer Mehta as its consulting Medical Director. Dr. Mehta was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company granted stock option and bonuses to employees of the Company. The stock bonuses totaled 51,377 shares of common stock. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

Regulation S - 5% Series A Convertible Preferred

     On June 4, 1999, the Company entered into a private placement agreement ("Agreement") with Noesis Capital Corp. ("Noesis") wherein Noesis would act as the placement agent for the offer and sale of the Company's 5% Series A Convertible Preferred stock pursuant to and in accordance with Regulation S of the Securities Act of 1933, as amended. Noesis shall receive as a commission 10% of the gross proceeds received by the Company and a warrant to purchase at par value, $.001, 10% of the shares placed. The offering is on a "best efforts" basis.

     On June 28, 1999, the Company amended its articles of incorporation to create a class of preferred stock. The Company shall have the authority to issue 10,000,000, $.001 par value preferred shares. The board of directors of the Company shall have the authority to divide the preferred into series or classes and to designate the respective rights of each series or class.

     On July 19, 1999, the Company filed a certificate of designation authorizing the creation of a 5% Series A Convertible
Preferred stock ("Preferred Stock"). The preferences of the Preferred Stock are as follows:

1. In the event of liquidation, the holders of Preferred Stock will be entitled to receive in preference to the holders of Common Stock an amount equal to their original purchase price plus all accrued but unpaid dividends.

2. Dividends shall be paid at the rate of 5.00% (five percent) per annum (365 days), payable semi-annually, on January 1 and July 1 of each following year.

3. Conversion: (a) Voluntary Conversion: The holders of Preferred Stock shall have the right to convert at any time at the option of the holder, each share of Preferred Stock into one share of Common Stock, subject to antidilution provisions set forth in subsection
(c) below. (b) Automatic Conversion: At any time after one year from the date of the final Closing Date, the Company can require that all outstanding shares of Preferred Stock be automatically converted at the conversion then in effect if at the time (a) the closing bid price of the Company's Common Stock has exceeded $3.00 for 20 consecutive trading days; (b) the Company's Common Stock has been listed on the Nasdaq or such other comparable national stock exchange and; (c) a registration statement covering the shares of Common Stock issuable upon conversion of the Preferred Stock has been filed with the Securities and Exchange Commission and declared effective.

4. Anti-Dilution: Each share of Preferred Stock upon conversion into Shares shall have proportional antidilution protection for stock splits, stock dividends, combinations, and recapitalizations. The conversion price shall also be subject to adjustment to prevent dilution in the event the Company issues additional shares of Common Stock or equivalents at a purchase price less than the applicable conversion price.

5. The Preferred Stock shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in the subscription agreement executed by the Holder, which conditions are intended to ensure compliance with the provisions of the Securities Act. Each Holder will cause any proposed purchaser, assignee, transferee, or pledgee of the Preferred Share or the Common Stock issuable upon conversion held by a Holder to agree to take and hold such securities subject to the provisions and conditions of the subscription agreement.

6. Each certificate representing (i) the Preferred Stock and (ii) any other securities issued in respect of the Preferred Stock upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

7. A Holder shall have a right to vote that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Preferred Stock.

     As of August 17, 1999, the Company has received gross proceeds of $1,060,000.

Item 5.   Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of Delaware provides for broad indemnification of officers and directors and
Section 326 of the General Corporation Law of Delaware states as follows: When an officer, director or stockholder shall pay any debt of a corporation for which he is made liable by the provisions of this chapter, he may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken and not the property of any stockholder.

Part III

Financial Statements

OmniComm Systems, Inc.: December 31, 1998 and 1997

Coral Development Corp.: December 31, 1998, June 30, 1998 and 1997

Education Navigator, Inc: December 31, 1997 and 1996

Exhibits

4    (b)  Certificate of Designation - 5% Series A Convertible
     Preferred

10   (f)  Standard Agreement - Proprietary Protection


SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


OmniComm Systems, Inc.


/s/ Peter S. Knezevich
Peter S. Knezevich,
Chief Executive Officer
Dated:  August 17, 1999

















                     OMNICOMM SYSTEMS, INC.

                      FINANCIAL STATEMENTS

                   DECEMBER 31, 1998 AND 1997






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                     5-6


NOTES TO THE FINANCIAL STATEMENTS                            7-14










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
OMNICOMM SYSTEMS, INC.
Miami, Florida


We have audited the accompanying balance sheet of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the periods ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 15, 1999
(with the exception of note 9, which date is March 24, 1999)


                                                    Page 1 of 14

                        OMNICOMM SYSTEMS, INC.
                            BALANCE SHEETS

                              A S S E T S
                                                   December 31,
                                                 1998        1997
CURRENT ASSETS
  Cash                                       $   44,373     $ 16,077
  Accounts Receivable                            77,188       26,086
  Inventory                                       4,240          -0-
  Total Current Assets                          125,801       42,163
PROPERTY AND EQUIPMENT - Net                     33,352        6,800

OTHER ASSETS
  Stockholder Loans                               3,406       10,906
  Intangible Assets, net                        163,276          467
  Goodwill, net                                 396,387          -0-
  Other Assets                                    9,300          -0-

TOTAL ASSETS                                 $  731,522     $ 60,336

  L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $  286,478     $ 26,189
  Notes Payable - Current                       262,500       50,000
  Sales Tax Payable                              39,835          -0-
  Due to Factoring Agent                        139,012          -0-
  Total Current Liabilities                     727,825       76,189

Notes Payable - Long Term                       182,500          -0-

Total Liabilities                               910,325       76,189

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred Stock - 2,000,000 shares
    authorized, none issued and outstanding
  Common Stock - 10,000,000 shares
    authorized, 2,941,180 and 1,875,000
    issued and outstanding, respectively,
    at no par value                             132,604          187
  Retained Earnings (Deficit)                  (311,407)     (16,040)
                                               (178,803)     (15,853)

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $  731,522     $ 60,336


The accompanying notes are an integral part of these financial statements.

                                                       Page 2 of 14
                          OMNICOMM SYSTEMS, INC.
               STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
     For The Period February 28, 1997 (inception) to December 31, 1998



                                                                Total
                                                               Share-
                            Common Stock        Retained      holders'
                          Number      No Par    Earnings       Equity
                         of Shares     Value    (Deficit)    (Deficit)


Issuance of
Common Stock            1,875,000    $    187   $     -0-    $     187

Net Income (Loss)
for the period
Feb. 28, 1997
(inception) through
December 31, 1997                                 (16,040)     (16,040)

BALANCES AT
DECEMBER 31, 1997       1,875,000         187     (16,040)     (15,853)

Issuance of
Common Stock              625,000          63                       63

Acquisition of
Education Navigator,
Inc.                      441,180     132,354                  132,354

Net Income (Loss)
for the Year Ended
December 31, 1998                                (295,367)    (295,367)


BALANCES AT
DECEMBER 31, 1998       2,941,180    $132,604   $(311,407)   $(178,803)












The accompanying notes are an integral part of these financial statements.


                                                             Page 3 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF OPERATIONS


                                                          February 28, 1997
                                    For the year ended     (inception) to
                                    December 31, 1998     December 31, 1997



REVENUES - SALES, Net                  $1,689,794             $210,373

COST OF SALES                           1,223,018              164,950

GROSS MARGIN (LOSS)                       466,776               45,423

OTHER EXPENSES
  Depreciation and Amortization           128,196                  717
  Interest                                 15,428                5,620
  Salaries and Wages                      224,796                3,750
  Factoring Fees                           68,597                  -0-
  Rent                                     47,199               24,737
  Independent Consultants                  76,869                4,500
  Selling, General and
   Administrative                         201,058               22,139

Income (Loss) Before Taxes               (295,367)             (16,040)

Income Taxes Expense (Benefit)                -0-                  -0-

NET INCOME (LOSS)                      $ (295,367)            $(16,040)

Net Income (Loss) Per Share               $(.11)                $(.01)

Weighted Average Number of
Shares Outstanding                     2,675,375              1,875,000















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                       $(295,367)           $(16,040)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization            128,196                 717
  Change in Assets and Liabilities,
   net of effects of acquisition of
   Education Navigator Inc (EdNav):
   (Increase) Decrease in Accounts
     Receivable                            (37,157)            (26,086)
   (Increase) Decrease in Inventory         (4,240)                -0-
   Increase (Decrease) in Other
     Assests                                (9,300)               (539)
   Increase (Decrease) in Accounts
     Payable and Accrued Expenses          260,289              26,189
   Increase (Decrease) in Sales
     Tax Payable                            39,835                 -0-
   Increase (Decrease) in Due to
     Factoring Agent                       139,012                 -0-
 Net Cash Provided By (Used In)
  Operating Activities                     221,268             (15,759)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Equipment                      (3,035)             (7,445)
 Purchase of EdNav, Net of Cash
  Acquired                                 (67,500)                -0-
 Net Cash Provided By (Used In)
   Investing Activities                    (70,535)             (7,445)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Proceeds from Note Payable                -0-              50,000
 (Payments of) Notes Payable              (130,000)                -0-
 (Loans to) Payments From Stockholder        7,500             (10,906)
 Proceeds from Common Stock Issuance            63                 187
 Net Cash Provided By (Used In)
   Financing Activities                   (122,437)             39,281





The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS
                                (CONTINUED)


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997

Net Increase (Decrease) in Cash and
 Cash Equivalents                           28,296              16,077

Cash and Cash Equivalents at
 Beginning of Period                        16,077                 -0-

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                           $  44,373            $ 16,077

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                        $     -0-            $    -0-
  Interest Paid                          $   1,636            $  5,020

 Non Cash Investing and Financing
  Transactions:
  Acquisition of all of the Outstanding
   Common Stock of Education Navigator
   Inc. during the year ended
   December 31, 1998
    Assets Acquired, Fair Value          $ 732,354
    Notes to Sellers Issued               (525,000)
    Common Stock Issued                   (132,354)
    Cash Acquired                           (7,500)
   Net Cash Paid for Acquisition         $  67,500

















The accompanying notes are an integral part of these financial statements.


                                                              Page 6 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         OmniComm Systems, Inc. (the Company) formerly The Premisys Group, Inc. was incorporated in Florida in February 1997.
         The Company is a computer systems integrator providing services and hardware sales for the installation of local and wide area networks. The Company's customers are located throughout North America.

         In addition, the Company is developing a web based database application for the collection, compilation, and validation of clinical data over the internet. The application is called TrialMaster.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         CONSOLIDATION

         During the period from July 1, 1998 through December 31, 1998 the accounts of the Company's wholly owned subsidiary, Omnicommerce Systems Inc. (Omnicommerce) were included in the consolidated financial position and results of operations and cash flows. Omnicommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc. (See Note 3, Acquisition.) All significant intercompany transactions have been eliminated in consolidation.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.






                                                Page 7 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         INTANGIBLE ASSETS AND GOODWILL

         Included in Intangible Assets are the following assets:

         December 31, 1998

         Cost        Accum Amortization    Asset

         $120,000          $30,000         Covenant not to compete
           87,500           14,583         Software development costs
              539              180         Organization costs
         $208,039          $44,763

         December 31, 1997

         Cost        Accum Amortization    Asset

         $    539          $    72         Organization costs

         The covenant not to compete and the software development costs were acquired as a result of the acquisition of EdNav (see Note 3). The covenant is for a two year period and is being amortized ratably over that time. The software development costs were capitalized and are being amortized ratably over a three year period as that is the expected life of the various products.

         Included in Goodwill, as a result of the EdNav acquisition (see Note 3), at December 31, 1998 is the cost of $475,665 and accumulated amortization of $79,278. The goodwill is amortized ratably over a three year period.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. Major customers are as follows:

                           December 31, 1998        December 31, 1997
                                       % of                    % of
          Customer       Sales $    Total Sales   Sales $   TotalSales
          Commercial
           Services Inc $1,289,594      76%       $155,648       74%
          Metropolitan
           Mortgage            -0-      -0-         25,934       12%
          Office Depot
           Inc             176,965      10%            -0-       -0-



                                                 Page 8 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. The loss of any one of these customers could have a material adverse effect on the financial condition of the company.

          PROPERTY AND EQUIPMENT, At Cost

          Property and equipment consists of the following:

                            December 31, 1998    December 31, 1997
                                   Accumulated          Accumulated
                           Cost    Depreciation  Cost   Depreciation

          Computer and
           office
           equipment      $33,274      $4,636   $7,445      $645
          Office
           furniture        4,950         236      -0-       -0-
                          $38,224      $4,872   $7,445      $645

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1998 and 1997 was $4,573 and $645 respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




                                                        Page 9 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

          STOCK OPTION PLAN

          In 1998 the Company initiated a stock option plan. The Plan provides for granting Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Phantom Stock Unit Awards and Performance Share Units. In 1998 the Company granted an option to an employee (see Note 3., Acquisition) to purchase 85,000 shares of common stock. The option is exercisable after one year. No compensation expense has been recognized during the periods presented.

NOTE 3:   ACQUISITION

          On June 26, 1998 the Company acquired all of the outstanding common stock of Education Navigator, Inc. (EdNav). The purchase has been accounted for under the purchase method in accordance with APB Opinion 16. The Company paid the selling stockholders of EdNav $600,000 ($75,000 downpayment and $525,000 in a promissory note) and issued 441,180 shares of common stock of the Company to the selling stockholders of EdNav. The Company valued these shares at $.30 each based principally on the earnings potential of the combined operations. Therefore, the total purchase price was $732,354. The Company also granted a stock option to one selling stockholder to purchase 85,000 shares of the Company for $.60 per share. The option is pursuant to a stock option plan (which has 3,000,000 shares reserved under the plan) and is exercisable over the next three years at 14,166 shares, 28,334 shares and 42,500 shares, respectively.




                                                        Page 10 of 14

                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          EdNav is an Internet company that has developed and is developing dynamic web applications for business. The acquisition of EdNav is accounted for as under the purchase method. All results of EdNav's operations are included in the financial statements from June 26, 1998 forward. The acquisition resulted in $475,665 recorded as goodwill, which will be amortized ratably over 3 years.

          The fair value of the assets acquired were as follows:

           Cash                                 $  7,500
           Accounts receivable                    13,945
           Computer and office equipment          27,744
           Covenant not to compete               120,000
           Software developed                     87,500
           Goodwill                              475,665
                                                $732,354

          The following table shows the results of operations on a pro forma basis for the periods presented as though the companies had combined at the beginning of the period. This information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the acquisition had been consummated on February 28, 1997 nor which may result from future operations.

                              1/1/98-12/31/98     2/28/97-12/31/97
          Revenues               $1,775,835            $  343,933
          Income (Loss) before
           extraordinary items     (421,599)             (325,358)
          Net Income (Loss)        (421,599)             (325,358)
          Earnings (Loss)
           Per Share                  $(.14)                $(.14)
          Weighted Average
           Shares Outstanding     2,942,106             2,317,106

          Proforma adjustments to the results of operations are as
          follows:
                              1/1/98-12/31/98     2/28/97-12/31/97
          Depreciation -
           Equipment             $   2,774             $   5,548
          Amortization:
           Software developed       14,583                29,167
           Covenant not to
            Compete                 30,000                60,000
           Goodwill                 79,278               158,555
                                  (126,635)             (253,270)


                                                  Page 11 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          EdNav net income
           (Loss):
           1/1/98-6/30/98              403
           1/1/97-12/31/97                               (56,048)

          Proforma Adjustment    $(126,232)            $(309,318)

NOTE 4:   NOTES PAYABLE

          At December 31, 1997 the Company owed $50,000 to a third party. The note was payable on demand and bore interest at two percent per month. The note was secured by all accounts receivable of the Company. This note was repaid in 1998.

          At December 31, 1998 the Company owed $445,000 to the selling stockholders of Ed Nav (see Note 3). The notes are payable over the next two years and bear interest at 5.51% annually. The amount payable in the fiscal year 1999 is $262,500 and the amount due in the fiscal year 2000 is $182,500.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office space
          requiring minimum annual base rental payments for the fiscal periods shown as follows:
                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined in the lease. Rent expense for 1998 and 1997 was $47,199 and $24,737, respectively.

NOTE 6:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the period ended December 31, 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of January 1, 1998.


                                                    Page 12 of 14

                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         Income tax expense is as follows:
                                            December 31, 1998
         Current tax expense (benefit):
           Income tax at statutory rates         $     -0-

         Deferred tax expense (benefit):
           Amortization of Goodwill and
            Covenant                               (48,419)
           Operating Loss Carryforward             (58,943)
                                                   107,362
         Valuation allowance                      (107,362)
         Total Tax Expense (Benefit)             $     -0-

         The tax effect of significant temporary differences, which comprise the deferred tax assets are as follows:
                                             December 31, 1998
                                                (Unaudited)
           Deferred tax assets:
             Amortization of Intangibles         $  48,419
             Operating loss carryforwards           58,943
              Gross deferred tax assets            107,362
             Valuation allowance                  (107,362)
           Net deferred tax assets               $     -0-

         During 1998 the Company incurred a net operating loss (NOL) for income tax purposes of approximately $170,000. This loss is allowed to be offset against future income until the year 2018 when the NOL will expire. Other timing differences relate to depreciation and amortization for the stock acquisition of EdNav (Note 3).

         The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the lack of operating history and substantial losses.

NOTE 7:  RELATED PARTY TRANSACTIONS

         The Company paid rent of $22,500 to a shareholder for the use of office space during 1997.

         The Company was owed $10,906 and $3,406 at December 31, 1997 and December 31, 1998, respectively, from shareholder. The amounts are payable on demand. The interest rate is 6% annually.






                                                 Page 13 of 14
                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 8:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 9:  SUBSEQUENT EVENTS

         On February 17, 1999 Omnicomm merged with Coral Development Corp. (Coral) in a reverse merger. In consideration of receiving all of the issued and outstanding shares of Omnicomm, Coral will issue 940,000 restricted shares of common stock to the shareholders of Omnicomm. Coral had 403,000 shares issued and outstanding prior to the merger. On January 18, 1999 the Company prepared a Confidential Private Placement Memorandum. The offering consisted of units consisting of a five (5) year term note in the principal amount of $25,000, bearing 10% annual interest, with principal and interest, convertible into shares of common stock of the Company at $1.25 per share, including registration rights. Pursuant to this offering the Company has raised a total of $380,625 as of March 24, 1999.



























                                                        Page 14 of 14


















                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                           DECEMBER 31, 1998








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                     4-5


STATEMENTS OF CASH FLOWS                                      6


NOTES TO THE FINANCIAL STATEMENTS                            7-8








        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York

We have reviewed the balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of December 31, 1998 and the related statements of operations, stockholder's equity and cash flows for the six month periods ended December 31, 1998 and 1997, in accordance with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of June 30, 1998, and the related statements of operations, shareholder's equity and cash flows for the year then ended, and in our report dated August 6, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of June 30, 1998 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 21, 1999
                                                    Page 1 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                           Dec 31, 1998   June 30,
                                            (Unaudited)     1998

                                ASSETS


ASSETS

  Current assets - cash                      $   431      $ 1,299
  Deferred registration costs                 48,930       26,007
  Organization expense                           300          300


TOTAL ASSETS                                 $49,661      $27,606


                 LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES
Accrued expense                              $ 8,465      $   -0-
Due to parent company                         27,660        6,701
  TOTAL CURRENT LIABILITIES                   36,125        6,701

STOCKHOLDER'S EQUITY
  Common stock par value $.001
    Authorized: 20,000,000 shares
    Shares Issued and Outstanding:
    403,000 Shares                               403          403
  Additional paid in capital                  29,897       29,897
  (Deficit) accumulated during the
    development stage                        (16,764)      (9,395)
  Total Stockholder's Equity                  13,536       20,905


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $49,661      $27,606









Subject to the comments contained in the Accountants' Review Report.


                                                          Page 2 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $    -0-    $30,300

BALANCE AT
DECEMBER 16, 1996      403,000      403     29,897          -0-     30,300

Net (Loss) for the
period                                                     (578)      (578)

BALANCE AT
JUNE 30, 1997
(Audited)              403,000      403     29,897         (578)    29,722

Net (Loss) for
the year ended
June 30, 1998                                            (8,817)    (8,817)

BALANCE AT
JUNE 30, 1998
(Audited)              403,000      403     29,897       (9,395)    20,905

Net (Loss) for the
six months ended
December 31, 1998                                        (7,369)    (7,369)


BALANCE AT
DECEMBER 31, 1998
(Unaudited)            403,000     $403    $29,897     $(16,764)   $13,536








Subject to the comments contained in the Accountants' Review Report.


                                                       Page 3 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)


                                                              Period from
                              For the Three For the Three Nov. 19, 1996 Months Ended Months Ended (inception) to Dec. 31, 1998 Dec. 31, 1997 Dec. 31, 1998


General and administrative
  expenses                     $(  834)          $(6,319)       $(16,764)


Net (Loss) for the period      $(  834)          $(6,319)       $(16,764)


Net (Loss) per share           $ (0.00)          $ (0.02)       $  (0.04)


Weighted average common
 shares outstanding            403,000           403,000        403,000

























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 4 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)



                                               For the Six   For the Six
                                              Months Ended  Months Ended
                                              Dec. 31, 1998 Dec. 31, 1997



General and administrative
  expenses                                       $(7,369)       $(7,439)


Net (Loss) for the period                        $(7,369)       $(7,439)


Net (Loss) per share                             $ (0.02)       $ (0.02)


Weighted average common
 shares outstanding                              403,000        403,000
























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 5 of 8
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                Cumulative
                                   For the Six   For the Six      Amounts
                                   Months Ended  Months Ended      From
                                   Dec 31, 1998  Dec 31, 1997   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(7,369)     $(7,439)     $(16,764)
Changes In Assets
 (Increase) in Organization Expense        -0-          -0-          (300)
 Increase (Decrease) in Accrued
  Expenses                               8,465        1,500         8,465
   Net Cash Provided By (Used In)
    Operating Activities                 1,096       (5,939)       (8,599)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-         -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
 Loans from Parent Company              20,959        4,451        27,660
 Common Stock Issuance                     -0-          -0-        30,300
 (Increase) in Deferred Registration
  Costs                                (22,923)        (100)      (48,930)
   Net Cash Provided By (Used In)
    Financing Activities                (1,964)       4,351         9,030

Net Increase (Decrease) in Cash           (868)      (1,588)          431

Cash, Beginning of Period                1,299        3,515           -0-


CASH, END OF PERIOD                    $   431      $ 1,927      $    431


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
     Taxes                             $   -0-      $   -0-      $   -0-
     Interest                          $   -0-      $   -0-      $   -0-






Subject to the comments contained in the Accountants' Review Report.


                                                                 Page 6 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp. (Modern), the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern is to distribute those shares to Modern's stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards

                                                          Page 7 of 8

                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)

          of approximately $16,000 available to reduce any future income taxes. The tax benefit of these losses, approximately $5,600, has been offset by a valuation allowance due to the uncertainty of its realization.

NOTE 4:   DEFERRED REGISTRATION COSTS

          As of December 31, 1998, the Company has incurred deferred registration costs of $48,930 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   INTERIM FINANCIAL REPORTING

          The unaudited financial statements of the Company for the period July 1, 1998 to December 31, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.




















                                                         Page 8 of 8














                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                        JUNE 30, 1998 AND 1997








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-7










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York


We have audited the accompanying balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of June 30, 1998 and 1997 and the related statements of stockholder's equity, operations and cash flows for the period ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of
June 30, 1998 and 1997, and the statement of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
August 6, 1998




                                                    Page 1 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                                  June 30,
                                               1998      1997

                                ASSETS


ASSETS

  Current assets - cash                      $ 1,299     $ 3,515
  Deferred registration costs                 26,007      25,907
  Organization Expense                           300         300


TOTAL ASSETS                                 $27,606     $29,722


                 LIABILITIES AND STOCKHOLDER'S EQUITY


  Due to parent company                      $ 6,701     $   -0-
TOTAL LIABILITIES                              6,701     $   -0-

STOCKHOLDER'S EQUITY

  Common stock par value $.001
    20,000,000 shares authorized
    403,000 shares issued and outstanding        403         403
  Additional paid in capital                  29,897      29,897
  (Deficit) accumulated during the
    development stage                         (9,395)       (578)

TOTAL STOCKHOLDER'S EQUITY                    20,905      29,722


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $27,606     $29,722









The accompanying notes are an integral part of this financial statement.


                                                         Page 2 of 7
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
       FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO JUNE 30, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $   -0-     $30,300


Balance -
December 16, 1996      403,000      403     29,897         -0-      30,300


Net (Loss) for the
period                                                    (578)       (578)

Balance -
June 30, 1997          403,000      403     29,897        (578)     29,722

Net (Loss) for the
year ended
June 30, 1998                                           (8,817)     (8,817)


BALANCE -
JUNE 30, 1998          403,000     $403    $29,897     $(9,395)    $20,905
















The accompanying notes are an integral part of this financial statement.


                                                       Page 3 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF OPERATIONS



                                                       Period from
                                 For the Year Ended  December 17, 1996
                                    June 30, 1998    to June 30, 1997


General and administrative
  expenses                             $(8,817)           $  (578)


Net (Loss) for the period              $(8,817)           $  (578)


Net (Loss) per share                   $ (0.02)           $ (0.00)


Weighted average common shares
  outstanding                          403,000            403,000


Cumulative amounts from inception:

  General and administrative
    expenses                           $ 9,395

  Net (Loss)                           $(9,395)

  Net (Loss) per share                 $ (0.02)
















The accompanying notes are an integral part of this financial statement.


                                                          Page 4 of 7
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS

                                                               Cumulative
                                      For The     Period From    Amounts
                                     Year Ended     12/17/96      From
                                       6/30/98    to 6/30/97   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(8,817)     $  (578)     $ (9,395)
Changes In Assets
  (Increase) in Organization Expense       -0-          -0-          (300)

    Net Cash (Used In) Operating
     Activities                         (8,817)        (578)       (9,695)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-          -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from Parent Company               6,701          -0-         6,701
  Common Stock Issuance                    -0-          -0-        30,300
  (Increase) in Deferred Registration
    Costs                                 (100)     (25,907)      (26,007)
  Net Cash Provided By (Used In)
    Financing Activities                 6,601      (25,907)       10,994

Net Increase (Decrease) in Cash         (2,216)     (26,485)        1,299

Cash, Beginning of Period                3,515       30,000           -0-


CASH, END OF PERIOD                    $ 1,299      $ 3,515      $  1,299


Supplemental Disclosures of
  Cash Flow Information
    Cash Paid During Period for:
      Income Taxes                     $   -0-      $   -0-      $    -0-
      Interest                         $   -0-      $   -0-      $    -0-








The accompanying notes are an integral part of this financial statement.


                                                                 Page 5 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp., the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern Technology Corp. is to distribute those shares to Modern Technology Corp.'s stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards of approximately $10,000 available to reduce any future


                                                 Page 6 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997


          income taxes. The tax benefit of these losses, approximately $3,500, has been offset by a valuation allowance due to the uncertainty of its realization.

NOTE 4:   DEFERRED REGISTRATION COSTS

          As of June 30, 1998, the Company has incurred deferred registration costs of $26,007 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   SUBSEQUENT EVENT

          On July 22, 1998, the Company signed an Agreement and Plan of Reorganization with Omnicomm Systems, Inc. (Omnicomm). The agreement calls for Omnicomm to be merged into the Company. Omnicomm is a privately held company engaged in the computer software industry. The transaction is contingent upon receiving shareholder approval from both companies and also subject to the conditions of Rule 419 of the Securities Act of 1933 and approval by the Securities and Exchange Commission of a post-effective amendment to the registration statement.

















                                                     Page 7 of 7



















                       EDUCATION NAVIGATOR, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1997 AND 1996






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-9










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
EDUCATION NAVIGATOR, INC.
Miami, Florida


We have audited the accompanying balance sheet of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 5, 1998




                                                    Page 1 of 9

                       EDUCATION NAVIGATOR, INC.
                            BALANCE SHEETS


                                ASSETS


                                                  December 31,
                                               1997         1996
CURRENT ASSETS
  Cash                                       $  3,521     $  4,328
  Accounts Receivable                           1,550          -0-
  Total Current Assets                          5,071        4,328

PROPERTY AND EQUIPMENT - Net                   22,351       10,241

OTHER ASSETS
  Deposit                                       2,807        2,807
  Organization Costs, net                         581          733


TOTAL ASSETS                                 $ 30,810     $ 18,109


            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $ 41,633     $  8,604

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Common Stock - 100,000 shares
    authorized, 1,000 issued and
    outstanding at $.001 par value                  1            1
  Additional Paid In Capital                   82,083       46,413
  Retained Earnings (Deficit)                 (92,907)     (36,859)
  Less:  Stock Subscription Receivable            -0-          (50)
  TOTAL SHAREHOLDERS' EQUITY (DEFICIT)        (10,823)       9,505


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $ 30,810     $ 18,109







The accompanying notes are an integral part of these financial statements.


                                                       Page 2 of 9
                           EDUCATION NAVIGATOR, INC.
                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
       For The Period September 24, 1996 (inception) to December 31, 1997



                                                                     Total
                                                         Stock       Share-
                    Number  $.001  Additional  Retained  Subscrip-   holders'
                      of     Par    Paid-In    Earnings  tion        Equity
                    Shares  Value   Capital    (Deficit) Receivable  (Deficit)

Issuance of
Common Stock         1,000    $1    $46,413     $    -0-            $ 46,414

Stock Subscription
Receivable                                                 $(50)         (50)

Net Income (Loss)
for the period
Sept. 24, 1996
(inception) through
December 31, 1996                                (36,859)            (36,859)

BALANCES AT
DECEMBER 31, 1996    1,000     1     46,413      (36,859)   (50)       9,505

Capital
Contribution                         35,670                           35,670

Stock Subscription
Payment                                                      50           50

Net Income (Loss) for
the Year Ended
December 31, 1997                                (56,048)            (56,048)

BALANCES AT
DECEMBER 31, 1997    1,000    $1    $82,083     $(92,907)  $-0-     $(10,823)












The accompanying notes are an integral part of these financial statements.


                                                           Page 3 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF OPERATIONS


                                                          September 24,1996
                                     For The Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


SALES, Net                             $133,560               $    -0-

COST OF SALES                            90,689                    -0-

GROSS PROFIT                             42,871                    -0-

OTHER EXPENSES
  Depreciation and
   Amortization Expense                   3,893                    562
  Interest Expense                          -0-                    363
  Bad Debts                              25,200                    -0-
  Selling, General and
   Administrative                        69,826                 35,934

Income (Loss) Before Taxes              (56,048)               (36,859)

Income Taxes                                -0-                    -0-

NET INCOME (LOSS)                      $(56,048)              $(36,859)

Earnings (Loss) Per Share               $(56.05)               $(36.86)

Number of Weighted Average
Shares Outstanding                       1,000                  1,000


















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF CASH FLOWS


                                                          September 24,1996
                                     For the Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                        $(56,048)           $(36,859)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization              3,893                 562
  Change in Assets and Liabilities:
   (Increase) Decrease in Accounts
     Receivable                             (1,550)                -0-
   (Increase) Decrease in Deposit              -0-              (2,807)
   (Decrease) Increase in Accounts
     Payable and Accrued Expenses           33,029               8,604
 Net Cash Provided By (Used In)
  Operating Activities                     (20,676)            (30,500)

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures                      (15,851)            (10,778)
 Organization Costs                            -0-                (758)
 Net Cash Provided By (Used In)
   Investing Activities                    (15,851)            (11,536)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Common Stock Issuance           -0-              46,364
 Additional Paid In Capital                 35,720                 -0-
 Net Cash Provided By (Used In)
   Financing Activities                     35,720              46,364

Net Increase (Decrease) in Cash               (807)              4,328

Cash At Beginning of Period                  4,328                 -0-

CASH AT END OF PERIOD                     $  3,521            $  4,328

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                         $    -0-            $   -0-
  Interest Paid                           $    363            $   -0-





The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         Education Navigator, Inc. (the Company) was incorporated in Florida in September 1996. The Company develops and maintains dynamic internet web site applications for business. The Company's customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable.

         The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.














                                                          Page 6 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)


          PROPERTY AND EQUIPMENT

          The components of property and equipment at cost are as
          follows:
                                          12/31/97   12/31/96
            Computer equipment            $23,147    $ 7,296
            Office Furniture                2,783      2,783
            Office Equipment                  699        699
                                           26,629     10,778
            Accumulated Depreciation       (4,278)      (537)
            Property & Equipment, Net     $22,351    $10,241

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1997 and 1996 was $3,741 and $537, respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ORGANIZATION COSTS

          Organization costs of $758 were capitalized upon incorporation. Amortization is recognized ratably over five years. Amortization expense for 1996 and 1997 was $25 and $152, respectively.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





                                                     Page 7 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

NOTE 3:   SUBSEQUENT EVENT - ACQUISITION

          On June 26, 1998 the Company was acquired by Omnicomm
          Systems, Inc. (Omni) for $600,000 and 441,200 shares of Omni stock.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office and factory space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined under the lease. Rent expense for 1996 and 1997 was $2,132 and $21,482, respectively.






                                                       Page 8 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 5:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the periods ended December 31, 1996 and 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of June 26, 1998, when Omnicomm acquired all of the outstanding stock of the Company.

NOTE 6:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.
































                                                           Page 9 of 9
Exhibit 4(b)
Certificate of Designation

CERTIFICATE OF DESIGNATION
OF
5% SERIES A CONVERTIBLE PREFERRED
OF
OMNICOMM SYSTEMS, INC., a Delaware corporation.

         The undersigned corporation
         DOES HEREBY CERTIFY:

FIRST: The Board of Directors of OmniComm Systems, Inc. has authorized the designation of a portion of it's preferred stock as 5% Series A Convertible Preferred (hereinafter the "Preferred Stock") consisting of 2,000,000 shares. Each share of Preferred Stock shall be convertible into shares of the common stock of OmniComm Systems, Inc. (hereinafter the "Common Stock") at $1.50 per share.

SECOND: In the event of liquidation, the holders of Preferred Stock will be entitled to receive in preference to the holders of Common Stock an amount equal to their original purchase price plus all accrued but unpaid dividends.

THIRD: Dividends shall be paid at the rate of 5.00% (five percent) per annum (365 days), payable semi-annually, on January 1 and July 1 of each following year.

FOURTH:   Conversion:

          (a) Voluntary Conversion: The holders of Preferred Stock shall have the right to convert at any time at the option of the holder, each share of Preferred Stock into one share of Common Stock, subject to antidilution provisions set forth in subsection (c) below.

          (b) Automatic Conversion: At any time after one year from the date of the final Closing Date, the Company can require that all outstanding shares of Preferred Stock be automatically converted at the conversion then in effect if at the time (a) the closing bid price of the Company's Common Stock has exceeded $3.00 for 20 consecutive trading days; (b) the Company's Common Stock has been listed on the Nasdaq or such other comparable national stock exchange and; (c) a registration statement covering the shares of Common Stock issuable upon conversion of the Preferred Stock has been filed with the Securities and Exchange Commission and declared effective.

          (c) Anti-Dilution: Each share of Preferred Stock upon conversion into Shares shall have proportional antidilution protection for stock splits, stock dividends, combinations, and recapitalizations. The conversion price shall also be subject to adjustment to prevent dilution in the event the Company issues additional shares of Common Stock or equivalents at a purchase price less than the applicable conversion price.

FIFTH: The Preferred Stock shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in the subscription agreement executed by the Holder, which conditions are intended to ensure compliance with the provisions of the Securities Act. Each Holder will cause any proposed purchaser, assignee, transferee, or pledgee of the Preferred Share or the Common Stock issuable upon conversion held by a Holder to agree to take and hold such securities subject to the provisions and conditions of the subscription agreement.

SIXTH: Each certificate representing (i) the Preferred Stock and (ii) any other securities issued in respect of the Preferred Stock upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

SEVENTH: A Holder shall have a right to vote that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Preferred Stock.

EIGHTH:   This amendment shall be effective on July 19, 1999.

Dated:  July 19, 1999.

                    OmniComm Systems, Inc.


               By: /s/Randall Smith
                    Randall Smith, as
                    Director


               By: /s/ Peter S. Knezevich
                    Peter S. Knezevich, as
                    Director and Chief Executive
                    Officer

Exhibit 10(f)
Standard Agreement - Proprietary Protection

CONSULTING AGREEMENT

     THIS CONSULTING AGREEMENT (the "Agreement") is made as of _______, 1999 by and between OmniComm Systems, Inc., a Delaware Corporation (hereinafter referred to as "Company"), and ________(hereinafter referred to as "Consultant").

RECITALS:

     Whereas, the Company is in the business of developing and marketing an Internet based data collection system;

     Whereas, the Consultant has certain expertise, experience and capabilities in the development of databases; and,

     Whereas, the Company desires to retain the Consultant, and Consultant desires to be retained by the Company, upon the following terms and conditions.

     NOW THEREFORE, in consideration of the promises herein contained and the following provisions, the parties agree to be legally bound as follows:

     1. Status of Consultant. Company hereby employs Consultant and Consultant hereby accepts such employment by Company, upon the terms and conditions set forth herein. This Agreement calls for the performance of the services of the Consultant, as an independent contractor and Consultant will not be considered an employee of the Company for any purpose whatsoever. The Company shall determine the work to be done by the Consultant, but the Consultant shall determine the legal means by which it accomplishes the work specified by the Company. The Company is not responsible for withholding, and shall not withhold, FICA or taxes of any kind from any payments which it owes the Consultant. The Consultant shall not be entitled to receive any benefits which employees of the Company are entitled to receive and shall not be entitled to workers' compensation, unemployment compensation, medical insurance, life insurance, paid vacations, paid holidays, pension, profit sharing, or Social Security on account of their work for the Company.

     2.   Nature of Employment. _______________________

     3. Place of Work. Consultant's services will be rendered at a location mutually agreed upon by the parties.

     4. Efforts of Consultant. While acting as a consultant for the Company, the Consultant shall devote his best efforts and skill to the performance of his duties as a Consultant to the Company.

     5. Fee and Stock Option. Company shall pay to Consultant and Consultant agrees to accept from Company, in full payment for Consultant's services hereunder, the payment of $_______.

     6. Term and Termination by Company or Consultant. The term of this Agreement shall be at will. Either party shall have the right to terminate the Agreement and their respective rights and obligations at any time on written notice.

     7. Disclosure of Confidential Business and Technical Information. The Consultant recognizes and acknowledges that the Company's trade secrets and proprietary information and processes, ("Confidential Business and Technical Information") as they may exist from time to time, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Consultant's duties hereunder. It shall be presumed that any and all information pertaining to the Company's TrialMaster(TM) system shall be considered Confidential Business and Technical Information. The Consultant will not, during or after the term of this Agreement, in whole or in part, disclose such Confidential Business and Technical Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Consultant make use of any such Confidential Business and Technical Information for his own purposes or for the benefit of any person, firm, corporation or other entity except the Company under any circumstances during or after the term of his employment, provided that after the term of his employment these restrictions shall not apply to such secrets, information and processes which are then in the public domain provided that the Employee was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company's consent. In the event an action is instituted and prior knowledge is an issue, it shall be the obligation of the Consultant to prove by clear and convincing evidence that the Confidential Business and Technical Information disclosed was in the public domain, was already known by the Consultant, or was developed independently by the Consultant. The Consultant agrees to hold as the Company's property, all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company.

     8. Inventions. The Consultant hereby sells, transfers and assigns to the Company or to any person, or entity designated by the Company, all of the entire right, title and interest of the Consultant in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Consultant specifically for the Company or at the Company's premises, solely or jointly, or in whole or in part, during the term hereof which
(i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company or any subsidiary, or (ii) otherwise relate to or pertain to the business, functions or operations of the Company or any subsidiary. The Consultant shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and, whether during the term hereof or thereafter, the Consultant shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as maybe required of the Consultant at the Company's expense to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereon.

     9. Covenant Not to Compete. During the term of this Agreement, unless terminated earlier pursuant to Section 7, the Consultant shall not, directly or indirectly, be employed or retained by an individual or entity or involved in any activity that is involved in or with the development of software or a database that is the subject of this Agreement.

     10. Remedies. If there is a breach or threatened breach of Section(s) 7, 8, or 9 of this Agreement, the Company shall be entitled to an injunction restraining the Consultant from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

     11.  General Provisions.

          (a) Invalidity of Provisions. In the event that any provision or portion of a provision of this Agreement shall be held to be unreasonable or unenforceable, such unenforceability shall attach to such provision or portion thereof only to the extent of the specific finding of unenforceability, and in all other respects such provision or portion thereof shall be deemed enforceable, it being the intention of the parties that this Agreement be construed in all respects as if such invalid or unenforceable provision were omitted.

          (b) Non-Assignability. This Agreement is personal and shall not be assigned by Consultant. This Agreement may be assigned by the Company to any person or entity that acquires the entire assets of the Company

          (c) Applicable Law. This Agreement and the rights of the parties hereunder shall be governed, construed, and enforced in all respects pursuant to the laws of the State of Florida.

          (d) Waiver of Breach. The waiver by Company of a breach of any provision of this Agreement by Consultant shall not operate or be construed as a waiver of any subsequent breach by Consultant.

          (e) Entire Understanding. This Agreement shall constitute the entire understanding between the parties with reference to the subject matter hereof, shall supersede all prior understandings or agreements, whether oral or written and shall not be altered, modified, or discharged except in a writing signed by the parties.

          (f) Benefit of Parties. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of Consultant and his personal representatives and the Company, its successors and permitted assigns.

          (g) Right to Contract. The parties represent and warrant that each has the right to enter into this Agreement and to assume all obligations and grant all rights herein and that Consultant has neither made nor will make any contractual or other commitments which are in conflict with this Agreement.

          (h) Litigation. In the event of any cause of action, arbitration or litigation arising hereunder, all costs and reasonable attorney's fees of the prevailing party, including, without limitation, attorney's fees and costs at all administrative and appellate levels and in all bankruptcy proceedings, shall be paid by the other party. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in a state or federal court sitting in the County of Dade, State of Florida. Service of process shall be considered effective if done pursuant to any of the methods set forth in Rule 4(i), Federal Rule of Civil Procedure or pursuant to Florida law.

          (i) Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be deemed to be an original, but all of which shall be deemed to constitute but one instrument.

          (j) Conflicting Agreements. The Consultant warrants and represents that the execution, delivery and performance of and compliance with this Agreement shall not result in any violation of, or conflict with, or constitute a material default under any other agreements entered into by the Recipient.


     IN WITNESS WHEREOF, the parties hereto have set their hands the day and year first above written.


Consultant

_____________________________

Date:

Company

OmniComm Systems, Inc.

By:_________________________


Date: